Logistic Properties of the Americas Enters Mexican Market Through Strategic Partnership with Falcon

SAN JOSE, Costa Rica – November 12, 2024 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), announced today that it had entered into a strategic partnership with Inmobiliaria y Constructora Alas, S.A. de C.V. (“Falcon”), a leading real estate developer in Mexico, marking LPA’s entry into the Mexican market. The partnership with Falcon enables LPA to establish a strong foothold in Mexico’s rapidly growing manufacturing industry by adding two operating properties with a combined gross lease area of 257,677 square feet, anchored by DHL as a tenant, to LPA’s portfolio.
Furthermore, this strategic alliance will expand the Company’s regional presence by granting LPA immediate access to Falcon’s extensive experience in Mexico’s industrial and logistics market gained through more than 65 years of operation, firmly established relationships with Mexico’s key landowners, and a solid local network of clients and developers.
This transaction, which is expected to close in early 2025, grants LPA an initial operational scale and a solid foundation to develop top-tier logistics solutions for new clients in Mexico. The partnership with Falcon underscores LPA's commitment to a value enhancing expansion strategy in Latin America and further diversifies the Company’s regional vertically integrated real estate platform.
"We are thrilled to partner with Falcon to enter the dynamic and rapidly growing Mexican market, which is increasingly crucial to the global supply chain,” said Esteban Saldarriaga, CEO of LPA. “This alliance is a pivotal step in our expansion strategy and demonstrates LPA’s ability to effectively collaborate with strong local partners to develop Class A assets and bolt on existing asset portfolios in Mexico. With Falcon’s local market insight and extensive design-to-build expertise, we are enhancing our ability to deliver significant long-term value to our investors and bring best-in-class logistics solutions to some of the world’s leading companies operating in Mexico.”
Francisco Alvarez Rojo, Co-CEO of Falcon, added, "We are excited to join forces with LPA to bring their unique regional perspective and expertise to Mexico, to develop and operate world-class industrial and logistics real estate. This partnership leverages our combined strengths to ensure LPA’s successful entry into Mexico’s vibrant and rapidly expanding market. We look forward to supporting LPA’s growth, and to providing premium facilities that meet the evolving needs of top-tier customers in Mexico.”
This strategic partnership reinforces LPA’s position as a regional leader in the industrial and logistics real estate sector, supporting the Company’s commitment to delivering high-performance, EDGE-certified facilities that promote both regional economic growth and sustainability initiatives.
About Logistic Properties of the Americas (NYSE American: LPA)
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in high-growth and high-barrier-to-entry markets in the Americas. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of June 30, 2024, LPA consisted of an operating and development portfolio of thirty-one logistic facilities in Colombia, Peru and Costa Rica totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com
About Falcon
Falcon is a leading design-build company in Mexico with over 65 years of experience, supporting numerous international clients and many national groups in expanding their operations across the country. With a strong presence in central and southern Mexico, Falcon leverages a skilled team of professionals, along with its steel manufacturing plants and precast concrete facilities, to deliver turnkey projects that meet rigorous international quality and design standards."
Falcon has a proven track record of delivering best-in-class projects for companies that continue to place their trust in its experienced team. By offering innovative, client-focused solutions, Falcon has successfully capitalized on build-to-suit and speculative opportunities in under-supplied markets. Driven by a development strategy focused on meeting growing consumer demand, Falcon consistently addresses unique client needs while contributing to regional economic growth. For more information visit https://falconcm.com.mx/